UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2013

Commission File Number: 000-50826

KONGZHONG CORPORATION
(Translation of registrant’s name into English)

35/F, Tengda Plaza, No. 168 Xizhimenwai Street
Beijing, China 100044
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ .)

EXHIBITS

Exhibit Number		Page

1.1	KongZhong Corporation Reports Unaudited Third Quarter 2013 Financial Results	4

FORWARD-LOOKING STATEMENTS

The press release and presentation of KongZhong Corporation (the “Company”), constituting Exhibits 1.1 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media and mobile games industries and our future business, financial conditions, results of operations and prospects.

Although such statements are based on the Company’s own information and information from other sources it believes to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and the Company’s results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressures in China's wireless value-added services, wireless media and mobile games industries and the effect of such pressure on prices; unpredictable changes in technology, consumer demand and usage preferences in the market; the state of and any change in the Company’s relationship with China's telecommunications operators; the Company’s dependence on the billing systems of telecommunications operators for its performance; the outcome of the Company’s investment of operating income generated from the wireless value-added services segment into the development of its wireless Internet segment and mobile games segment; changes in the regulations or policies of the Ministry of Industry and Information Technology and other relevant government authorities in China or elsewhere; and changes in political, economic, legal and social conditions in China, including the government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. For additional discussion of these risks and uncertainties and other factors, please see the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONGZHONG CORPORATION

Date: November 20, 2013
	By:	/s/ Leilei Wang
	Name:	Leilei Wang
	Title:	Chief Executive Officer

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KongZhong Corporation Reports Unaudited Third Quarter 2013 Financial Results

Beijing, China, November 21, 2013 – KongZhong Corporation (NASDAQ: KONG), a leading provider of digital entertainment services for consumers in the PRC, today announced its unaudited financial results for the third quarter 2013 financial results.

Third Quarter 2013 Financial Highlights:

●    Revenues exceed guidance– Total revenues for the third quarter of 2013 increased 1.2% from the second quarter of 2013 but a 11.7% decline from the same period last year to US$ 44.08 mn, exceeding the guidance range of US$ 43.0 mn to US$ 44.0 mn.

●    Gross profit inline with guidance – Total gross profit increased 7.0% from the second quarter of 2013 and flat from the same period last year to US$ 19.10 mn, inline with the guidance range of US$ 19.0 mn to US$ 20.0 mn.

●    Net loss in 3Q13 was US$2.68 mn, which included a $1.56 mn impairment loss on intangible assets and $ 2.0 mn impairment loss on long term investments. Excluding these impairment losses, net income in 3Q13 was US$ 0.88 mn, inline with the Company's guidance range of US$ 0.5 mn to US$ 1.5 mn. Basic net loss per American Depositary Shares ("ADS") was US$ 0.06.

●    Non-GAAP net income inline with guidance– Non-GAAP net income was US$ 1.50 mn, inline with the guidance range of US$ 1.5 mn to US$ 2.5 mn. Non-GAAP diluted net income per ADS was US$ 0.03 (Non-GAAP Financial Measures are described and reconciled to the corresponding GAAP measures in the section titled “Non-GAAP Financial Measures”).

●    Cash and cash equivalents – As of September 30, 2013, the Company had US$ 204.81 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.71 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

The Company’s Chairman and Chief Executive Officer, Leilei Wang said, “The Company significantly increased our marketing efforts in the 3rd quarter of 2013 in three main areas to support future growth in our games business. Namely, user acquisition for our new smartphone games ,new user acquisition and increased branding for World of Tanks and raising the overall branding of KongZhong as a leading game publisher in China. I believe we were successful during the quarter in these goals and have set a good foundation for strong growth in our Internet games business and smartphone game business for the coming year. This includes the upcoming launches of World of Warplanes and Guild Wars 2 as well as an expected average of 2 new smartphone games to be released to the China market in the hardcore segment of the market each quarter."

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	For the Three Months Ended September 30, 2012 (US$ in thousands)	For the Three Months Ended June 30, 2013 (US$ in thousands)	For the Three Months Ended September 30, 2013 (US$ in thousands)
Revenues	$49,911	$43,581	$44,084
WVAS	23,095	16,228	18,012
Mobile Games	5,260	3,737	4,702
Internet Games	21,556	23,616	21,370

Sales Tax	$1,461	$1,582	$1,506
WVAS	294	204	278
Mobile Games	38	41	37
Internet Games	1,129	1,337	1,191

Cost of Revenue	$29,377	$24,149	$23,483
WVAS	15,819	10,848	11,277
Mobile Games	2,692	2,186	2,355
Internet Games	10,866	11,115	9,851

Gross Profit	$19,073	$17,850	$19,095
WVAS	6,982	5,176	6,457
Mobile Games	2,530	1,510	2,310
Internet Games	9,561	11,164	10,328

Gross Profit ratio	38%	41%	43%
WVAS	30%	32%	36%
Mobile Games	48%	40%	49%
Internet Games	44%	47%	48%

Revenues

WVAS Revenues

WVAS revenues in 3Q13 were US$ 18.01 mn, a 22.0% decrease from the same period as last year, but an 11.0% increase from 2Q13. The WVAS operating environment stabilized compared to prior periods, but we continue to expect the WVAS operating environment to remain difficult for the remainder of 2013.

WVAS made up 40.8 % of total revenues in 3Q13.

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Mobile Games Revenues

Total mobile game revenues in 3Q13 were US$ 4.70 mn, a 10.6% decrease from the same period last year but a 25.8% increase from 2Q13.

Feature phone mobile games revenues in 3Q13 were US$ 3.21 mn, compared to US$ 2.85 mn in 2Q13 or a 12.7% QoQ increase. Our mobile operator partners continued to implement strict operating policies and continued their de-emphasis of marketing feature phone mobile games.

Smartphone mobile game revenues in 3Q13 were US$ 1.49 mn, a 68.0% increase from 2Q13, and representing 31.8% of total mobile game revenues. We expect to launch a number of new smartphone games in the 4Q 2013 / 1Q 2014 period.

For the 3Q13 3-month period, smartphone game operations achieved average monthly active users (“MAUs”) of 1.03 mn and aggregated paying accounts (“APAs”) of 46k with quarterly average revenue per user (“ARPU”) of RMB 198. We also achieved 1.19 mn new registered users in September for our smartphone games as the bulk of our 3Q marketing expenses for smartphone game users were mainly towards the end of 3Q13.

Total mobile game revenues made up 10.7% of total revenues in 3Q13.

Internet Games Revenues

Internet Game (“Net Game”) revenues were US$ 21.37 mn in 3Q13, a 0.9% decrease from the same period last year and a decrease of 9.5% from 2Q13..

Domestic Net Game revenues were US$ 20.78 mn, a 10.3% decrease from 2Q13 but a 2.2% increase from the same period last year. Domestic Net game revenues consisted primarily of revenues from World of Tanks. Domestic Net Game revenues declined sequentially due to seasonal factors and a pause in major content updates which are not expected until 4Q13.

Overseas net game revenues were US$ 0.59 mn, a 27.6% increase from 2Q13 but a 52% decrease from the same period last year.

For the 3Q13 3-month period, mainland China online game operations achieved average concurrent users (“ACUs”) of 399k and aggregated paying accounts (“APAs”) of 763k with quarterly average revenue per user (“ARPU”) of RMB 168. ACUs in 3Q13 were up 39.5% from the same period last year.

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	For the Three Months Ended September 30, 2012		For the Three Months Ended June 30, 2013		For the Three Months Ended September 30, 2013
ACU	286	k	377	k	399	k
APA	781	k	838	k	763	k
ARPU(RMB/Q)	165		172		168

Internet game revenues made up 48.5% of total revenues in 3Q13.

Gross Profit

Total gross profit was US$19.10 mn in 3Q13, an increase of 7.0% from 2Q13. Total gross margin was 43.3% in 3Q13.

WVAS Gross Profit

WVAS gross profit in 3Q13 was US$ 6.46 mn, a 24.8 % increase from 2Q13. 3Q13 WVAS gross margin was 35.9% compared to 31.9% in 2Q13.

Mobile Game Gross Profit

Mobile games gross profit in 3Q13 was US$ 2.31 mn, a 53.0% increase from 2Q13. The increase in mobile games gross profits was due mainly to new smartphone games launched at the end of 2Q13. We released 2 new games in 3Q13 and expect to launch a number of new smartphone games in the 4Q 2013 / 1Q 2014 period. 3Q13 mobile games gross margin was 49.1% compared to 48.1% in the same period last year and 40.4% in 2Q13.

Internet Game Gross Profit

Internet game gross profit in 3Q13 was US$ 10.33 mn, an 8.0% increase from the same period last year but a 7.5% decrease from 2Q13. 3Q13 Internet game gross margin was 48.3% compared to 44.4% in the same period last year and 47.3% in 2Q13.

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Operating Expenses

	For the Three Months Ended September 30, 2012 (US$ in thousands)	For the Three Months Ended June 30, 2013 (US$ in thousands)	For the Three Months Ended September 30, 2013 (US$ in thousands)
Product development	$4,544	$6,455	$6,991
Sales and marketing	5,802	4,644	10,942
General and administrative	2,872	2,166	2,029
Total operating expenses	$13,228	$13,265	$19,962

Total operating expenses in 3Q13 were US$ 19.96 mn compared to US$13.27 mn in 2Q13.

Product development expenses in 3Q13 were US$ 6.99 mn compared to US$6.46 mn in 2Q13. The increase in product development expenses was due to additional resources and investments made towards our 2013 game pipeline, including our Guild Wars 2 China team.

Sales and marketing expenses in 3Q13 were US$ 10.94 mn compared to US$ 4.64 mn in 2Q13. The sharp increase in sales and marketing expense was primarily in 3 main areas, (1) user acquisition for our new smartphone games (2) new user acquisition and increased branding for World of Tanks and (3) raising the overall branding of KongZhong as a leading game publisher in China.

General and administrative expenses in 3Q13 were US$ 2.03 mn compared to US$ 2.17 mn in 2Q13.

The Company’s total headcount increased in 3Q13 to 1,166 compared to 1,140 at the end of 2Q13.

Earnings (Loss)

Net loss and Non-GAAP net income in 3Q13 were US$ 2.68 mn and US$ 1.50 mn, respectively. Diluted loss per ADS and diluted Non-GAAP earnings per ADS were US$ 0.06 and US$ 0.03 in 3Q13, respectively.

Total ADS on a diluted basis outstanding during 3Q13 were 43.50 mn, compared to 42.96 mn outstanding during 2Q13.

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For the purpose of earnings per share calculation	Number during three months ended June 30, 2013	Number during three months ended September 30, 2013
ADS (in mns)	41.93	43.50
Add: Dilution impact from options and nonvested shares	0.48	-
Warrants issued to business partners	0.55	-
ADS on diluted basis	42.96	43.50

Note : The options, warrants, non-vested shares were excluded from the computation of diluted net loss per share for three months ended September 30, 2013 because their effect would be anti-dilutive.

Balance Sheet

As of September 30, 2013, the Company had US$ 204.81 mn in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash or US$ 4.71 per ADS in cash and cash equivalents, term deposits, held-to-maturity securities and restricted cash.

Business Outlook (For the 3-month period ending December 31, 2013):

The Company expects total revenues for 4Q13 to be within the range of US$ 41mn to US$ 42 mn, with business unit revenues at the mid-point expected to roughly consist of WVAS revenues of US$ 13mn, feature phone mobile game revenues of US$ 2mn, smartphone game revenues of US$ 3.5 mn and Net Game revenues of US$ 23 mn.

The Company expects total gross profit to be within the range of US$ 20 mn to US$ 21 mn, net profit to be US$ 8 mn to US$ 9 mn, and Non-GAAP net profit is expected to be US$ 9 mn to US$ 10 mn.

Conference Call:

The Company’s management team will conduct a conference call at 8:30 am Beijing time on November 21, 2013 (19:30 pm Eastern time and 16:30 pm Pacific time on November 20, 2013). A webcast of this conference call will be accessible on the Company’s web site at http://ir.kongzhong.com.

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KongZhong Corporation

Condensed Consolidated Statements of Comprehensive Income

(US$ in thousands, except per share and share data)

(Unaudited)

	For the Three Months Ended September 30, 2012	For the Three Months Ended June 30, 2013	For the Three Months Ended September 30, 2013

Revenues	$49,911	$43,581	$44,084
Sales tax	1,461	1,582	1,506
Cost of revenues (including impairment on intangible assets of $nil, $251 and $nil for the three months ended September 30, 2012, three months ended June 30, 2013, and three months ended September 30, 2013, respectively)	29,377	24,149	23,483
Gross profit	19,073	17,850	19,095
Operating expenses
Product development	4,544	6,455	6,991
Sales and marketing	5,802	4,644	10,942
General and administrative	2,872	2,166	2,029
Total operating expenses	13,228	13,265	19,962
Government subsidy	-	652	-
Impairment loss on intangible assets	-	-	1,562
Interest income	1,255	1,431	1,685
Interest expense	-	36	-
Impairment loss on cost method investment	-	-	2,000
Imputed interest on long-term payables	50	150	150
Exchange gain	-	221	210
Investment income	66	-	26
Income (loss) before tax expense	7,116	6,703	(2,658)
Income tax expense	896	191	23
Net income (loss)	$6,220	$6,512	($2,681)

Basic earnings (loss) per ADS	$0.15	$0.16	($0.06)
Diluted earnings (loss) per ADS	$0.14	$0.15	($0.06)
Weighted average ADS outstanding (million)	41.41	41.93	43.50
Weighted average ADS used in diluted EPS calculation (million)	43.95	42.96	43.50

Net income (loss)	$6,220	$6,512	($2,681)
Other comprehensive (loss) income	(1,371)	4,084	1,915
Total comprehensive income (loss)	$4,849	$10,596	$(766)

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KongZhong Corporation

Condensed Consolidated Statements of Cash Flows

(US$ in thousands)

(Unaudited)

	For the Nine Months Ended September 30, 2012	For the Nine Months Ended September 30, 2013
Cash Flows From Operating Activities
Net income	$20,970	$10,635
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	5,289	3,924
Gain on disposal of property and equipment	(6)	-
Share-based compensation	3,443	1,283
Amortization of the debt discount	36	-
Impairment loss on cost method investment	-	2,000
Impairment loss on intangible assets	-	1,813
Imputed interest on long-term payables	-	450
Changes in operating assets and liabilities	9,844	3,715
Net Cash Provided by Operating Activities	39,576	23,820

Cash Flows From Investing Activities
Acquisition of business	(8,413)	-
Purchase of property and equipment	(843)	(4,906)
Purchase of intangible assets	(3,334)	(1,565)
Loans repayment from third party	22,190	-
Purchase of term deposits	-	(18,803)
Purchase of held-to-maturity securities	(279,945)	(211,193)
Proceeds from disposal of held-to-maturity securities	249,636	180,124
Proceeds from disposal of term deposits	-	15,232
Long-term investment	(2,000)	-
Restricted cash	(35,510)	(10,351)
Proceeds from disposal of property and equipment	6	-
Net Cash Used in Investing Activities	(58,213)	(51,462)

Cash Flows From Financing Activities
Proceeds from exercise of share options	215	815
Proceeds from exercise of warrants	-	27,820
Deferred payments for acquisition of business	-	(3,000)
Deferred payments for purchase of intangible assets	-	(5,463)
Stock repurchase	(12,518)	(10,124)
Proceeds from bank borrowing	-	9,000
Repayment of bank borrowing	-	(9,057)
Net Cash (Used in) Provided by Financing Activities	(12,303)	9,991

Effect of foreign exchange rate changes	(301)	1,484

Net decrease in Cash and Cash Equivalents	(31,241)	(16,167)
Cash and Cash Equivalents, Beginning of Period	129,512	120,695
Cash and Cash Equivalents, End of Period	98,271	104,528

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KongZhong Corporation

Condensed Consolidated Balance Sheets

(US$ in thousands)

(Unaudited)

	As of September 30, 2012	As of June 30, 2013	As of September 30, 2013

Cash and cash equivalents	$98,271	$69,676	$104,528
Term deposits	-	16,851	3,873
Held-to-maturity securities	47,153	57,694	49,248
Trading securities	6	-	-
Accounts receivable (net)	24,454	19,246	22,690
Restricted cash	-	10,520	10,570
Other current assets	4,454	6,157	6,993
Total current assets	174,338	180,144	197,902

Rental deposits	698	517	557
Intangible assets (net)	76,340
Property and equipment (net)	2,989	4,699	6,498
Long-term investments	2,000	4,000	2,000
Goodwill	86,805	89,140	89,568
Restricted cash	35,483	36,415	36,588
Total assets	$378,653	$395,548	$411,658

Accounts payable (including accounts payable of the consolidated variable interest entities ("VIE") without recourse to KongZhong Corporation of $54,039, $42,505 and $43,198 as of September 30, 2012, June 30, 2013 and September 30, 2013, respectively)	$54,076	$42,605	$43,307
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to KongZhong Corporation of $4,065, $2,854 and $ 3,212 as of September 30, 2012, June 30, 2013 and September 30, 2013, respectively)	4,387	3,057	3,245
Other current liabilities (including other current liabilities of the consolidated VIE without recourse to KongZhong Corporation of $10,966, $9,932 and $13,478 as of September 30, 2012, June 30, 2013 and September 30, 2013, respectively)	28,998	20,972	25,790
Total current liabilities	87,461	66,634	72,342

Non-current deferred tax liability (including non-current deferred tax liability of the consolidated VIE without recourse to KongZhong Corporation of $27, nil and nil as of September 30, 2012, June 30, 2013 and September 30, 2013, respectively)	27	-	-
Other long-term liabilities (including other long-term liabilities of the consolidated VIE without recourse to KongZhong Corporation of $18,510, $18,984 and $19,110 as of September 30, 2012, June 30, 2013 and September 30, 2013, respectively)	18,510	18,984	19,110
Total liabilities	$105,998	$85,618	$91,452

Shareholders’ equity	$272,655	$309,930	$320,206
Total liabilities and shareholders’ equity	$378,653	$395,548	$411,658

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Non-GAAP Financial Measures

To supplement the unaudited condensed statements of comprehensive income presented in accordance with US GAAP, the Company uses non-GAAP financial measures (Non-GAAP Financial Measures) of net income and net income per diluted ADS, which are adjusted from results based on GAAP to exclude certain infrequent or unusual or non-cash based expenses, gains and losses. The Non-GAAP Financial Measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future.

The Non-GAAP Financial Measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, the Company’s calculation of the Non-GAAP Financial Measures may be different from the calculation used by other companies, and therefore comparability may be limited.

For the periods presented, the Company’s non-GAAP net income and non-GAAP net income per diluted ADS exclude, as applicable, the amortization of intangibles, share-based compensation expense, impairment loss on cost method investment, impairment loss on intangible assets, imputed interest on long-term payables, as well as is adjusted for the dilution impact on ADS numbers from stock options, non-vested shares and warrants.

Reconciliation of the Company’s Non-GAAP financial measures to the GAAP financial measures is set forth below.

	For the Three Months Ended September 30, 2012 (US$ in thousands, except per share and share data)	For the Three Months Ended June 30, 2013 (US$ in thousands, except per share and share data)	For the Three Months Ended September 30, 2013 (US$ in thousands, except per share and share data)
GAAP net income (loss)	$6,220	$6,512	($2,681)
Share-based compensation	1,143	444	284
Impairment loss on cost method investment	-	-	2,000
Impairment loss on intangible assets	-	-	1,562
Imputed interest on long-term payables	50	150	150
Amortization of intangibles	2,010	717	185
Non-GAAP net income	$9,423	$7,823	$1,500

Weighted average ADS used in diluted	43.95	42.96	43.50
Non-GAAP diluted net income per ADS	$0.21	$0.18	$0.03

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About KongZhong:

We are one of the leading providers of digital entertainment services for consumers in the PRC. We operate three main business units, namely WVAS, mobile games and Internet games. We are one of the leading providers of WVAS to mobile phone users and have been in cooperation with all major telecommunications operators in the PRC since 2002. In 2005, we began providing feature-phone mobile games on the networks of China Mobile with the acquisition of Tianjin Mammoth, a feature phone mobile games developer. To further expand our mobile games development capabilities, we acquired Noumena in 2013 in order to develop smartphone mobile games on smartphone mobile operating systems, such as iOS and Android. We commenced our Internet games business in 2010 through our acquisition of Dacheng, a developer and operator of Internet games in the PRC. In addition to developing and operating our self-developed Internet games, such as Loong, Demon Code and Kung Fu Hero, we are the exclusive operator of the popular World of Tanks game for the PRC Internet games market. In May 2013, KONG entered into a strategic partnership with Wargaming.net's granting KONG exclusive rights to all of Wargaming.net's future games in mainland China, including but not limited to World of Tanks, World of Warplanes and World of Warships. In addition, KONG is also the the exclusive China partner for Guild War 2 from ArenaNet and Hawken from Meteor Entertainment.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts:

Investor Contact:		Media Contact:
Jay Chang		Yuan Liu
Chief Financial Officer		Manager
Tel.:	(+86-10) 8857 6000	Tel:	(+86-10) 8857 6000
Fax:	(+86-10) 8857 5891	Fax:	(+86-10) 8857 5900
E-mail: ir@kongzhong.com		E-mail: liuyuan@kongzhong.com

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